Boston Capital

March 25, 2008

FILED BY EDGAR

Ms. Linda Van Doorn

Mr. Wilson K. Lee

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549
Re:	Boston Capital Tax Credit Fund III, L.P. Form 10-K for the year ended 3/31/2007 Filed on 7/16/2007 File No. 000-21718

Dear Ms. Van Doorn and Mr. Lee:

This letter sets forth the response of Boston Capital Tax Credit Fund III, L.P. (the "Company") to the comments contained in your letter dated March 5, 2008 relating to the Company's Form 10-K for the fiscal year ended March 31, 2007. For ease of reference, we have reproduced your comments in italics below.

Exhibit 99.1

1. We have read your response to comment four. Even though your auditors did not rely on the audits of Tama, Budaj, P.C. (Tama), if Tama played a substantial role in the preparation and furnishing of your financial statements as defined in PCAOB Rule 1001(p)(ii), Tama is required to be registered with the PCAOB. Please engage an independent public accountant that is registered with the PCAOB to re-audit the financial statements of Sable Chase McDonough, L.P. for the years ended December 31, 2006 and 2005 that were included within your filing or explain why Tama did not play a substantial role.

Response:

As of the beginning of the fiscal year ended March 31, 2007, neither the assets nor the revenues of Sable Chase of McDonough, L.P. constituted more than 20% of that of the company. Additionally, auditor fees for Sable Chase of McDonough, L.P. did not constitute more than 20% of the fees of the company. Therefore, it is the company's position that the auditor of Sable Chase of McDonough, L.P. did not play a substantial role in the preparation of the company's financial statements.

Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999

Ms. Linda Van Doorn

Mr. Wilson K. Lee

U.S. Securities and Exchange Commission

  We have read your response to comment five. Rule 3-09(b) and Rule 3-02 of Regulation S-X requires statements of operations and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet. As a result, the statements of operations and cash flows for fiscal year 2004 are required. However, given that the first and third condition set forth in Rule 1-02(w) of Regulation S-X did not exceed 20% for fiscal year 2004, Rule 3-09(b) of Regulation S-X allows the statements of operations and cash flow for fiscal year 2004 to be provided on an un-audited basis. Please revise the financial statements of Sable Chase of McDonough, L.P. to include the statements of operations and cash flow for fiscal year 2004.

Response:

We note your comment no. 2 regarding the inclusion of statements of operations and cash flows for each of the last three fiscal years ending December 31, 2006. The company confirms that as of the fiscal year ended March 31, 2007 the company's revenues did not exceed $25 million and therefore qualified as an SB filer under rule 3-05 of Regulation S-X. As a SB filer the company would only be required to include two fiscal years of information for an acquired entity. Although the company did not elect to file as a SB filer, by analogy the company maintains that the same filing requirements would apply, and therefore should not be required to file the 2004 information.

If you require any further information concerning this matter, please contact me at (617) 624-8820 or our counsel, Richard M. Stein of Nixon Peabody LLP, at (617) 345-6193.

Very truly yours,

Boston Capital Tax Credit Fund II, L.P.

By: /S/ Marc N Teal _________

Marc N. Teal

Principal Financial Officer

cc:

Mr. Jeffrey Goldstein

Mr. Marc Teal

Renee Scruggs, CPA

Richard M. Stein, Esquire

Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999